MADISON MANAGEMENT, INC.

September 11, 2009

Linda VanDoom
United States
Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:  Madison Management, Inc.
    File No. 333-156352

Dear Linda VanDoom,

This correspondence is in response to your letter dated September 1, 2009 in reference to our most recently filed Form 10-K which includes financial statements audited by Moore and Associates Chartered (“Moore”).

We are aware that on August 27, 2009, the PCAOB revoked the registration of Moore. As Moore is no longer registered with the PCAOB, and may not include Moore’s audit reports or consents in our future filings with the Commission we intend to have our New Accountant re-audit the year ended December 31, 2008 when the year ending December 31, 2009 is being audited or as necessary.

In connection with the response to your comments, Madison Management, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 213-995-5036 or our counsel at 619-704-1310.

Sincerely,

/S/ Donghwan “Charles” Kim
Donghwan “Charles” Kim, President
Madison Management, Inc.

Cc:   Donald J. Stoecklein, Esq.
    Stoecklein Law Group